Exhibit 99.1

14 January 2021

NOTICE OF FULL YEAR 2020 UPDATE AND FULL PRELIMINARY RESULTS DISCLOSURE DATES

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces dates for the disclosure of full preliminary results and a preceding business update for the twelve-month period ended December 31, 2020.

On Wednesday February 17, 2021, Burford plans to release a brief 2020 business update at 07.00am EST / 12.00pm GMT / 1.00pm CET.

On Wednesday March 24, 2021, Burford intends to release full preliminary results for the twelve-month period ended December 31, 2020 at 08.00am EDT / 12.00pm GMT / 1.00pm CET. Management will host an earnings call for investors and analysts at 10.00am EDT / 2.00pm GMT / 3.00pm CET on Wednesday March 24, 2021. Details of this call will be announced in due course.

The decision to adjust the time of day for disclosure of business updates and financial results has been taken following the commencement of trading of Burford shares on the New York Stock Exchange. This will provide Burford’s investors in both North America and Europe with access to disclosure at reasonable hours. In the future, it is expected that such scheduled disclosure will continue to be released at midday in London, subject as usual to the relevant regulatory requirements of each jurisdiction in which Burford’s equity and debt securities are listed.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email: rbailhache@burfordcapital.com	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email: JBallan@burfordcapital.com	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Huw Jeremy (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with law firms and clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise.